[LETTERHEAD OF DECHERT LLP]
January 18, 2008
Via Edgar
Linda B. Stirling, Esq.
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)—Post-Effective Amendment No. 167 filed October 5, 2007
Dear Ms. Stirling:
This letter responds to the comments of the SEC staff that you provided to Dechert LLP in a telephonic discussion on Tuesday, November 20, 2007, with respect to the above-referenced Post-Effective Amendment. A summary of your comments and the Trust’s responses to each are set forth below.
Prospectus for the Goldman Sachs Local Emerging Markets Debt Fund (the “Fund”)
1.	Comment: Please shorten the contents of the section titled “General Investment Management Approach” on pages 1-4 of the Prospectus and move them elsewhere in the Prospectus.

Response: We have taken this comment by moving most of the disclosure that had appeared under this section to Appendix A of the Prospectus. The “General Investment Management Approach” section now consists of less than two pages.
2.	Comment: In the section titled “General Investment Management Approach” on page 1 of the Prospectus, please explain the term “risk budget”.

Response: We have added the following disclosure under “General Investment Management Approach”:

The “risk budget” for the Fund is the range the portfolio managers will allow the Fund to deviate from the Fund’s benchmark with respect to sector allocations, country allocations, securities selection and, to a lesser extent, duration.
3.	Comment: In the Section titled “Fund Investment Objective and Strategies”, please describe how the Fund selects individual securities.

Response: We have added the requested disclosure.
4.	Comment: In the section titled “Principal Risks of the Fund” under “Liquidity Risk” on page 12, it states, “This [i.e., liquidity risk] may also refer to the risk that the Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus....” Please clarify what is meant by “within the time period stated in this Prospectus”.

Response: We have clarified this disclosure as follows:

“Liquidity risk may also refer to the risk that the Fund will not be able to pay redemption proceeds within the allowable time period... .”

Please also note that Shareholder Guide portion of the Prospectus contains detailed disclosure concerning the timing of payment of redemption proceeds, under the heading “How Are Redemption Proceeds Paid?”
5.	Comment: In the section titled “Principal Risks of the Fund” under “Concentration Risk” on page 13, please specify what the Fund may concentrate its investments in, or else remove this risk.

Response: We have removed “Concentration Risk” as a principal risk of the Fund.
6.	Comment: In the section titled “Service Providers” under “Fund Managers” on page 20, please move the Fixed Income Portfolio Management Team information below the biographies. In addition, please explain why certain individuals are listed on pages 20 and 21 as portfolio managers for this new Fund since 2000.

Response: We have moved the Fixed Income Investment Management Team information below the biographies and have removed those individuals who were listed as portfolio managers of the Fund since 2000.

7.	Comment: In the section titled “Service Providers” under “Fund Managers” on pages 20-22, please clarify the responsibilities of the various “teams”, including the “Top-Down Strategy Team” and “Bottom Up Strategy Team”, and where applicable, please keep this terminology consistent (e.g., clarify whether the “Fixed Income Team” is the same as the “Fixed Income Portfolio Management Team”).

Response: We have worked to maintain consistency in our usage of terms within the “Service Providers” section of the Prospectus and have made a number of clarifying changes. We believe that the changes made in response to Comment #6 above also help to clarify the respective roles of the various groups that contribute to the Fund’s investment management. Please also note that additional information about the Fund’s investment management structure appears under “General Investment Management Approach.”
8.	Comment: In the section titled “Service Providers” under “Fund Managers” on pages 20-22, please specify the person(s) who is the lead portfolio manager(s).

Response: We have identified Samuel Finkelstein as the lead portfolio manager of the Fund.
Statement of Additional Information for the Fund
Please note that Comments 9 and 10 below are general comments on the standard conflicts of interest disclosure in the Statement of Additional Information that were made by our Examiner on this filing as well as the Goldman Sachs Absolute Return Tracker Fund filing (Post-Effective Amendment No. 169). Therefore, any comments included below will apply to all of the Statements of Additional Information.
9.	Comment: In the section “Potential Conflicts of Interest,” under the heading “Summary,” please revise the language of the third bullet point to clarify the meaning of “solely based on such factors.”

Response: We have revised the third bullet point to read as follows:
•	While the allocation of investment opportunities among Goldman Sachs, the Fund and other funds and accounts managed by the Investment Adviser may raise potential conflicts because of financial or other interests of Goldman Sachs or its personnel, the Investment Adviser will allocate investment opportunities and make purchase and sale decisions in its sole discretion in a manner that the Investment Adviser considers to be reasonable and consistent with its fiduciary obligation to the Fund and the other funds and accounts.
10.	Comment: In the section “Potential Conflicts of Interest,” under the heading “Summary,” please revise the language of the seventh and the twelfth bullet points to clarify that with respect to the matters described therein the Fund’s Investment Adviser will comply with its fiduciary duties to the Fund’s shareholders.

Response: We have revised seventh and the twelfth bullet points to read as follows:
•	Goldman Sachs will be under no obligation to provide to the Investment Adviser, or effect transactions on behalf of the Fund or other accounts managed by the Investment Adviser, based on any market or other information, analysis, technical models or research in its possession. Goldman Sachs may have information material to the management of the Fund and may be prevented by internal policies or by the terms of the ethical wall that separates Goldman Sachs from the Investment Adviser from sharing that information with relevant personnel of the Investment Adviser.

•	While the Investment Adviser will make proxy voting decisions as it believes appropriate under its fiduciary duties to the Fund and in accordance with the Investment Adviser’s policies designed to help avoid conflicts of interest, proxy voting decisions made by the Investment Adviser with respect to the Fund’s portfolio securities may also favor the interests of other clients or businesses of other divisions or units of Goldman Sachs.
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Please contact the undersigned at 202.261.3459 with any comments or questions concerning this correspondence.

Sincerely,
/s/ Reza Pishva
Reza Pishva

cc:	Patricia Meyer, Goldman Sachs Asset Management, L.P.
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